Exhibit 3.1

ARTICLES OF AMENDMENT

OF

LOCKHEED MARTIN CORPORATION

Lockheed Martin Corporation, a Maryland corporation (the “Corporation”), certifies as follows:

FIRST: The Charter of the Corporation is hereby amended by deleting Article XIII, Section 6 in its entirety, which prior to this amendment read as follows:

“SECTION 6. Notwithstanding any other provisions of the Charter (and notwithstanding the fact that a lesser percentage may be specified by law, the Charter, or the Bylaws of the Corporation), the affirmative vote of the holders of at least 80% of the votes entitled to be cast by holders of outstanding Voting Stock, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article XIII.”

SECOND: This amendment was advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf on this 23rd day of April 2009, by its Senior Vice President and General Counsel who acknowledges that these Articles of Amendment are the act of the Corporation and that to the best of his knowledge, information and belief and under penalties for perjury, all matters and facts contained in these Articles of Amendment and required to be verified under oath are true in all material respects.

ATTEST:	LOCKHEED MARTIN CORPORATION

/s/ Lillian M. Trippett	By:	/s/ James B. Comey	(SEAL)
Lillian M. Trippett		James B. Comey
Vice President, Corporate Secretary and Associate General Counsel		Senior Vice President and General Counsel